Securities and Exchange Commission
                             Washington, D. C. 20549

                                  Schedule 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 0)

                      Schnitzer Steel Industries, Inc. CL A
                                  Common Stock
                             CUSIP Number 806882106

Date of Event Which Requires Filing of this Statement:      December 31, 2003

CUSIP No. 806882106

         1)     Name of reporting person:
                  Batterymarch Financial Management, Inc.
                Tax Identification No.:
                  52-1893111

         2)     Check the appropriate box if a member of a group:
                  a)     n/a
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          - 0 -
         6)     Shared voting power:        737,850
         7)     Sole dispositive power:     - 0 -
         8)     Shared dispositive power:   737,850

         9)     Aggregate amount beneficially owned by each reporting person:
                  737,850

         10) Check if the aggregate amount in row (9) excludes certain shares n/a

         11)    Percent of class represented by amount in row (9):
                  5.35%

         12)    Type of reporting person:
                       IA, CO
        _______________________________________________________________________
         Item 1a)     Name of issuer:
                           Schnitzer Steel Industries, Inc.

         Item 1b)     Address of issuer's principal executive offices:
                           3200 NY Yeon Ave., P. O. Box 10047
                           Portland, OR  97210-0047

         Item 2a)    Name of person filing:
                           Batterymarch Financial Management, Inc.

         Item 2b)    Address of  principal business office:
                           200 Clarendon Street
                           Boston, MA  02116

         Item 2c)    Citizenship:
                           Maryland Corporation

         Item 2d)    Title of class of securities:
                           Common Stock

         Item 2e)    CUSIP number:     806882106

         Item 3)     If this statement is filed pursuant to Rule 13d-1(b),
                           or 13d-2(b), check whether the person filing is a:
         (a)[ ]Broker or dealer under Section 15 of the Act.
         (b)[ ]Bank as defined in Section 3(a) (6) of the Act.
         (c)[ ]Insurance Company as defined in Section 3(a) (6) of the Act.
         (d)[ ]Investment Company registered under Section 8 of the Investment Company Act.
         (e)[X]Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f)[ ]Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Fund; see 240.13d-1(b)(ii)(F).
         (g)[ ]Parent holding company, in accordance with 240.13d-1(b)(ii)(G).
         (h)[ ]Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Item 4)    Ownership:
         (a)     Amount beneficially owned:              737,850

         (b)     Percent of Class:  5.35%

         (c)     Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:
                                    - 0 -
                  (ii)  shared power to vote or to direct the vote:
                                    737,850
                  (iii) sole power to dispose or to direct the disposition of:
                                    - 0 -
                  (iv)  shared power to dispose or to direct the disposition of:
                                    737,850

         Item 5)    Ownership of Five Percent or less of a class:
                           n/a

         Item 6) Ownership of more than Five Percent on behalf of another person:

                    Various accounts managed by the filer have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Schnitzer Steel Industries, Inc. No account owns more than 5% of the shares outstanding.

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

                           n/a

         Item 8)    Identification and classification of members of the group:
                           n/a

         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                    -----------

                           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         -------------------------------
         Date - February 13, 2004

         Batterymarch Financial Management, Inc.


         By _________________________________________________
              Francis X. Tracy, President